
05005159

RECEIVED

2005 JAN 12 A 9:58

OFFICE OF INTERNATIONAL CORPORATE FINANCE

SUPPL

January 5, 2005

The U.S. Securities and Exchange Commission
450 Fifth Street N.W., Room 3011
Office of International Corporate Finance, Mail Stop 3-2
Washington, DC 20549
UNITED STATES OF AMERICA

Attention: International Corporate Finance Office

Re: Information Filing to the Stock Exchange of Thailand of Advanced Info Service Public Company Limited

TO WHOM IT MAY CONCERN

Pursuant to Rule 12g3-2(b)(1)(iii) and on behalf of Advanced Info Service Public Company Limited (the "Company") (**File No. 82-3236**), the information described below is enclosed for your attention.

- **Stock Exchange of Thailand Filing, AIS-CP 003/2005**

  Subject: Report on the results of the exercise of warrants (ESOP Grant I and II) in December 2004

  Date: January 5, 2005

The supplement information is provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on January 16, 1997.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed return receipt copy of this letter and returning it to the Group Compliance by fax at (662) 299-5252 attention Ms. Kobchok Meekoon.

If you have any questions, please do not hesitate to contact the undersigned in Bangkok, Thailand at (662) 299-5552 or by emailing kobchokm@shincorp.com

Thank you for your attention in this matter.

Faithfully yours,

PROCESSED
JAN 13 2005
THOMSON FINANCIAL

Mrs. Siripen Sitasuwan
President & Group CFO
Shin Corporation Plc.

Enclosure

Summary Translation Letter
To the Stock Exchange of Thailand
January 5, 2005

AIS-CP 003/2005

January 5, 2005

Subject: Report on the results of the exercise of warrants (ESOP Grant I and II) in December 2004.

To: The President
The Stock Exchange of Thailand

Advanced Info Service Public Company Limited ("the Company") issued and offered the warrants to purchase the Company's ordinary shares to directors and employees of the Company (ESOP). The details of Warrants are as follows:

Details	ESOP Grant I	ESOP Grant II
The number of warrants	14,000,000 Units	8,467,200 Units
Issue Date	March 27,2002	May 30,2003
Exercise Price	Baht 47.147 per share	Baht 42.634 per share
Exercise Ratio	1 warrant per 1.01751 ordinary shares	
Maturity of Warrants	5 years from the first date of the issuance and offering of warrants	

The Company would like to report the results of the exercise of warrants (ESOP Grant I and II) in December 2004, as follows:

Details	ESOP Grant I	ESOP Grant II
The number of exercised warrants in this month	60,000 units	188,400 units
The number of remaining unexercised warrants	5,664,500 units	6,446,000 units
The number of ordinary shares derived from this exercise	61,050 shares	191,697 shares
The number of remaining ordinary shares reserved for warrants	5,687,204 shares	6,464,766 shares